UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 11)*

Andeavor Logistics LP

(Name of Issuer)

Common Units

(Title of Class of Securities)

88160T107

(CUSIP Number)

Francis J. Aquila

Sullivan & Cromwell LLP

125 Broad Street

New York, New York 10004-2498

(212) 558-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 13, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No: 88160T107

1	Names of reporting persons. Andeavor I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). 27-4151603
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds AF
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 15,620,925
	8	Shared voting power 18,434,117[1]
	9	Sole dispositive power 15,620,925[1]
	10	Shared dispositive power 18,434,117[1]
11	Aggregate amount beneficially owned by each reporting person 34,055,042[1]
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 31.5%[2]
14	Type of reporting person CO

1.	The Reporting Person may also be deemed to be the indirect beneficial owner of the 2.0% general partner interest in Andeavor Logistics LP (the “Issuer”).
2.	Based upon approximately 108,002,273 common units representing limited partner interests (“Common Units”) of the Issuer issued and outstanding as of August 4, 2017, with such figure provided to the Reporting Persons by the Issuer.

CUSIP No: 88160T107

1	Names of reporting persons. Tesoro Refining & Marketing Company LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). 76-0489496
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 8,219,002[1]
	9	Sole dispositive power 0
	10	Shared dispositive power 8,219,002[1]
11	Aggregate amount beneficially owned by each reporting person 8,219,002[1]
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 7.6%[2]
14	Type of reporting person OO

1.	Includes 151,021 Common Units held indirectly through the Reporting Person’s wholly-owned subsidiary Carson Cogeneration Company. The Reporting Person may also be deemed to be the indirect beneficial owner of the 2.0% general partner interest in the Issuer.
2.	Based upon approximately 108,002,273 Common Units of the Issuer issued and outstanding as of August 4, 2017, with such figure provided to the Reporting Persons by the Issuer.

CUSIP No: 88160T107

1	Names of reporting persons. Tesoro Alaska Company LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). 74-1646130
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds AF
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 571,065
	9	Sole dispositive power 0
	10	Shared dispositive power 571,065
11	Aggregate amount beneficially owned by each reporting person 571,065
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 0.5%[1]
14	Type of reporting person OO

1.	Based upon approximately 108,002,273 Common Units of the Issuer issued and outstanding as of August 4, 2017, with such figure provided to the Reporting Persons by the Issuer.

CUSIP No: 88160T107

1	Names of reporting persons. Tesoro Logistics GP, LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). 27-4151395
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 9,644,050[1]
	9	Sole dispositive power 0
	10	Shared dispositive power 9,644,050[1]
11	Aggregate amount beneficially owned by each reporting person 9,644,050[1]
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 8.9%[2]
14	Type of reporting person OO

1.	The Reporting Person, sole general partner of the Issuer, also owns 2,202,880 general partner units representing a 2.0% general partner interest in the Issuer, as well as incentive distribution rights in the Issuer, entitling the Reporting Person to receive increasing percentages of quarterly distributions in excess of specified amounts.
2.	Based upon approximately 108,002,273 Common Units of the Issuer issued and outstanding as of August 4, 2017, with such figure provided to the Reporting Persons by the Issuer.

Explanatory Note: This Amendment No. 11 (this “Amendment”) amends and supplements the statement on Schedule 13D filed by Andeavor (“Andeavor”), Tesoro Refining & Marketing Company LLC (“TRMC”), Tesoro Alaska Company LLC (“Tesoro Alaska”) and Tesoro Logistics GP, LLC (the “General Partner” and, collectively with Andeavor, TRMC and Tesoro Alaska, the “Reporting Persons”) on September 24, 2012, as amended on June 3, 2013, December 9, 2013, May 20, 2014, October 24, 2014, November 13, 2015, July 8, 2016, September 22, 2016, April 17, 2017, July 20, 2017 and August 9, 2017 (the “Initial Statement”). The Initial Statement shall not be modified except as specifically provided herein.

Item 4.	Purpose of the Transaction.

Item 4 of the Initial Statement is hereby amended and supplemented as follows:

Agreement and Plan of Merger

On August 13, 2017, Andeavor Logistics LP, a Delaware limited partnership (“ALLP”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Tesoro Logistics GP, LLC, a Delaware limited liability company and the general partner of ALLP (“TLLP GP” and, together with ALLP, the “ALLP Parties”), Western Refining Logistics, LP, a Delaware limited partnership (“WNRL”), Western Refining Logistics GP, LLC, a Delaware limited liability company and the general partner of WNRL (“WNRL GP”, and together with WNRL, the “WNRL Parties”), WNRL Merger Sub LLC, a Delaware limited liability company and wholly-owned subsidiary of ALLP (“LP Merger Sub”), and WNRL GP Merger Sub LLC, a Delaware limited liability company and wholly-owned-subsidiary of ALLP (“GP Merger Sub”). Pursuant to the Merger Agreement, (1) LP Merger Sub will merge with and into WNRL (the “Merger”), with WNRL continuing as the surviving entity and a wholly-owned subsidiary of ALLP, and (2) GP Merger Sub will merge with and into WNRL GP (the “GP Merger”), with WNRL GP continuing as the surviving entity and a wholly-owned subsidiary of ALLP.

Subject to the terms and conditions set forth in the Merger Agreement, at the effective time of the Merger: (i) each common unit representing limited partnership interests in WNRL (each, a “WNRL Common Unit”) issued and outstanding immediately prior to the effective time of the Merger will be converted into, and become exchangeable for 0.5233 of a common unit representing limited partner interests in ALLP (each, an “ALLP Common Unit”), (ii) each TexNew Mex Unit of WNRL representing limited partner interests in WNRL (each, a “WNRL TexNew Mex Unit”) will be converted into a right for Western Refining Southwest, Inc., an Arizona corporation (“Southwest”) to receive a TexNew Mex Unit in ALLP, a new class of limited partner units in ALLP with substantially the same powers, preferences and rights to distributions as the WNRL TexNew Mex Units, and (iii) the WNRL incentive distribution rights outstanding immediately prior to the effective time of the Merger and 3,634,473 WNRL Common Units owned by Southwest will be cancelled in exchange for the right of Southwest to receive a newly created special limited partner interest in ALLP and any capital account in WNRL associated with such WNRL incentive distribution rights or such WNRL Common Units immediately prior to the Merger.

The conflicts committee (the “WNRL Conflicts Committee”) of the board of directors of WNRL GP (the “WNRL Board”) has unanimously (i) determined that the Merger and the Merger Agreement are in, or not opposed to, the best interests of WNRL and the holders of WNRL Common Units (other than the ALLP Parties, WNRL GP and their respective affiliates), (ii) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Merger, (iii) resolved to recommend that holders of WNRL Common Units approve the Merger and adopt the Merger Agreement and (iv) directed that the Merger Agreement be submitted to the holders of WNRL Common Units by written consent for their adoption. The conflicts committee (the “ALLP Conflicts Committee”) of the board of directors of TLLP GP (the “ALLP Board”) has, acting in good faith, unanimously (i) determined that the Merger is in the best interests of ALLP and its subsidiaries treated as a consolidated group and is fair and reasonable to, and in the best interest of, ALLP and the holders (other than Andeavor (as defined below) and its affiliates) of the ALLP Common Units, (ii) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Merger and (iii) recommended that the ALLP Board approve the Merger Agreement, the other transaction documents (including the Support Agreement and the Sponsor Equity Restructuring Agreement (both described below)) and the consummation of the transactions contemplated thereby, including the Merger. Based upon such recommendation, the ALLP Board has (i) determined that the Merger Agreement, the Merger and the other transaction documents contemplated by the

Merger Agreement are fair to, and in the best interests of, ALLP and its partners, TLLP GP and its members and each of the Merger Subs and (ii) approved and deemed advisable the Merger Agreement, the other transaction documents to which ALLP and TLLP GP are a party (including the Support Agreement and Sponsor Equity Restructuring Agreement) and the transactions contemplated thereby, including the Merger and the GP Merger.

The completion of the Merger is subject to certain customary mutual conditions, including (i) ALLP’s registration statement on Form S-4 (the “Registration Statement”) having become effective under the Securities Act of 1933, as amended (the “Securities Act”), (ii) the receipt of the Written Consent (as defined below), (iii) the ALLP Common Units issuable in connection with the Merger having been approved for listing on the New York Stock Exchange, subject to official notice of issuance, (iv) the absence of any governmental order or law prohibiting the consummation of the Merger or the other transactions contemplated by the Merger Agreement, (v) the receipt by ALLP and WNRL of certain tax opinions from their respective legal counsel and (vi) the execution and delivery of the Second A&R ALLP Partnership Agreement (as defined below) in the manner contemplated by the Merger Agreement. The obligation of each party to consummate the Merger is also conditioned upon (i) compliance by the other party in all material respects with its pre-closing obligations under the Merger Agreement, (ii) the accuracy of the representations and warranties of the other party as of the date of the Merger Agreement and as of the closing (subject to customary materiality qualifiers), (iii) the absence of a material adverse effect with respect to the other party since the date of the Merger Agreement, and (iv) the receipt by ALLP and WNRL of tax opinions from their respective legal counsel to the effect that no income or gain will be recognized by ALLP or WNRL as a result of the Merger and no gain or loss will be recognized by holders of ALLP Common Units or holders of WNRL Common Units as a result of the Merger (subject to certain exceptions).

The ALLP Parties and the WNRL Parties have made customary representations, warranties and covenants in the Merger Agreement. Subject to certain exceptions, the WNRL Parties and the ALLP Parties have each agreed, among other things, to covenants relating to the conduct of their respective businesses during the interim period between the execution of the Merger Agreement and the consummation of the Merger.

The Merger Agreement contains certain termination rights that may be exercised by either ALLP or WNRL, including in the event that (i) both parties agree by mutual written consent to terminate the Merger Agreement, (ii) the Merger is not consummated by February 14, 2018, or (iii) any law or order permanently restraining, enjoining or otherwise prohibiting consummation of the Merger having become final and non-appealable.

The foregoing description of the Merger Agreement and the transactions contemplated thereby does not purport to be complete and is qualified in its entirety by the actual Merger Agreement, a copy of which is filed as Exhibit 4 hereto and is incorporated by reference in its entirety to this Item 4.

Support Agreement

On August 13, 2017, concurrently with the execution of the Merger Agreement, ALLP, WNRL, St. Paul Park Refining Co. LLC, a Delaware limited liability company (“SPP”) and Southwest entered into a support agreement (the “Support Agreement”), pursuant to which, subject to the terms and conditions therein, SPP and Southwest have agreed to deliver a written consent (the “Written Consent”), covering all of the WNRL Common Units beneficially owned by them (the “Covered Units”), approving the Merger, Merger Agreement and any other matters necessary for consummation of the Merger and the other transactions contemplated in the Merger Agreement. The Written Consent will be delivered within two business days after the Registration Statement becomes effective under the Securities Act. As of August 13, 2017, SPP and Southwest collectively owned 32,018,847 WNRL Common Units, representing approximately 52.5% of the total WNRL Common Units issued and outstanding. The approval of the Merger Agreement requires the affirmative vote or consent of holders of a majority of the outstanding WNRL Common Units.

The Support Agreement also generally prohibits SPP and Southwest from transferring the Covered Units. The Support Agreement terminates upon the earliest to occur of the termination of the Merger Agreement, the time the Merger becomes effective and the written agreement of the parties to the Support Agreement to terminate the Support Agreement.

The foregoing description of the Support Agreement and the transactions contemplated thereby does not purport to be complete and is qualified in its entirety by the actual Support Agreement, a copy of which is filed as Exhibit 5 hereto and is incorporated by reference in its entirety to this Item 4.

Sponsor Equity Restructuring Agreement

On August 13, 2017, concurrently with the execution of the Merger Agreement, ALLP, Andeavor, a Delaware corporation (“Andeavor”) and TLLP GP entered into a Sponsor Equity Restructuring Agreement (the “Sponsor Equity Restructuring Agreement”), pursuant to which, simultaneously with and contingent upon the closing of the Merger, the ALLP incentive distribution rights held by TLLP GP will be cancelled and the 2% general partner interest in ALLP held by TLLP GP will be converted into a non-economic general partner interest in ALLP (together, the “GP/IDR Restructuring”). In consideration for the GP/IDR Restructuring, ALLP will issue to TLLP GP 78,000,000 ALLP Common Units. Andeavor will also indemnify ALLP with respect to certain environmental and right-of-way liabilities associated with the assets owned by WNRL as of the closing of the transactions contemplated by the Merger Agreement.

Subject to the terms and conditions set forth in the Sponsor Equity Restructuring Agreement, simultaneously with the closing of the Merger, TLLP GP will amend and restate the First Amended and Restated Agreement of Limited Partnership of ALLP, dated as of April 26, 2011, as amended (as amended and restated, the “Second A&R ALLP LP Agreement”) to reflect the GP/IDR Restructuring. The Second A&R ALLP LP Agreement will also reflect Andeavor’s agreement to increase existing waivers on distributions to Andeavor and its affiliates by $60 million to an aggregate of $160 million of distribution waivers between 2017 and 2019, consisting of $50 million in distribution waivers in 2017, $60 million in distribution waivers in 2018 and $50 million of distribution waivers in 2019. The execution and delivery of the Second A&R ALLP LP Agreement is one of the conditions to the closing of the Merger.

Pursuant to the Merger Agreement, from the date of the Merger Agreement until the effective time of the Merger, the ALLP Parties have agreed not to, without the written consent of the WNRL Parties (which consent will not be unreasonably withheld, delayed or conditioned), modify or amend in any material respect, or terminate, the Sponsor Equity Restructuring Agreement or waive any rights thereunder.

The foregoing description of the Sponsor Equity Restructuring Agreement does not purport to be complete and is qualified in its entirety by reference to the complete text of such agreement, a copy of which is filed as Exhibit 6 hereto and is incorporated by reference in its entirety to this Item 4.

The Merger Agreement, Support Agreement and Sponsor Equity Restructuring Agreement have been included to provide investors with information regarding their terms. They are not intended to provide any other factual information about Andeavor, ALLP, TLLP GP, WNRL, WNRL GP or their respective subsidiaries or affiliates or to modify or supplement any factual disclosures about Andeavor, ALLP or WNRL included in their public reports filed with the Securities and Exchange Commission (the “SEC”). The representations, warranties and covenants contained in the Merger Agreement, the Support Agreement and the Sponsor Equity Restructuring Agreement were made only for purposes of such agreements and as of specific dates, were solely for the benefit of the respective parties to such agreements, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the respective parties to such agreements instead of establishing these matters as facts, and may be subject to standards of materiality that differ from those applicable to investors. Investors should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the parties thereto or of any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of representations and warranties may change after the date of the Merger Agreement, the Support Agreement and the Sponsor Equity Support Agreement, which subsequent information may or may not be fully reflected in Andeavor’s, ALLP’s or WNRL’s respective public disclosures.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The information previously provided in response to Item 6 is hereby amended and supplemented by adding the following:

The information provided or incorporated by reference in Item 4 above is hereby incorporated by reference into this Item 6.

Item 7.	Material to be Filed as Exhibits

Item 7 of the Initial Statement is hereby amended and supplemented as follows:

4.	Agreement and Plan of Merger, dated as of August 13, 2017, by and among Andeavor Logistics, LP, Tesoro Logistics GP, LLC, Western Refining Logistics, LP, Western Refining Logistics GP, LLC, WNRL Merger Sub LLC and WNRL GP Merger Sub LLC. (incorporated by reference to Exhibit 2.1 to Andeavor’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 14, 2017)

5.	Support Agreement, dated as of August 13, 2017, by and among Andeavor Logistics LP, Western Refining Logistics, LP, St. Paul Park Refining Co. LLC and Western Refining Southwest, Inc. (incorporated by reference to Exhibit 10.1 to Andeavor’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 14, 2017)

6.	Sponsor Equity Restructuring Agreement, dated as of August 13, 2017 between Andeavor, Andeavor Logistics LP, and Tesoro Logistics GP, LLC. (incorporated by reference to Exhibit 10.2 to Andeavor’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 14, 2017)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 14, 2017

ANDEAVOR

By:	/s/ Kim K.W. Rucker
Kim K.W. Rucker
Executive Vice President, General Counsel and Secretary

TESORO REFINING & MARKETING COMPANY LLC

By:	/s/ Kim K.W. Rucker
Kim K.W. Rucker
Executive Vice President

TESORO ALASKA COMPANY LLC

By:	/s/ Kim K.W. Rucker
Kim K.W. Rucker
Executive Vice President and General Counsel

TESORO LOGISTICS GP, LLC

By:	/s/ Kim K.W. Rucker
Kim K.W. Rucker
Executive Vice President and General Counsel